Exhibit 99.1

No. 15/10

IAMGOLD SECOND QUARTER 2010 FINANCIAL RESULTS TO BE RELEASED
BEFORE MARKET OPENS ON AUGUST 11, 2010

Toronto, Ontario, July 14, 2010 – IAMGOLD Corporation will release its second quarter 2010 financial results before the market opens Wednesday, August 11th, 2010.

A conference call will be held on Wednesday, August 11th, 2010 at 11:00 a.m. (Eastern Time) for a discussion with management regarding the Company’s operating performance and financial results for the second quarter.  A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information

North America Toll-Free: 1-866-551-1530 or 1-212-401-6700
Passcode: 8653928#

A replay of this conference call will be available from 2:00pm August 11th to September 11th, 2010.  Access this replay by dialing:

North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 265011#

For further information please contact:

IAMGOLD Corporation:

Bob Tait
Vice President, Investor Relations
Tel: 416 360 4743 Mobile: 647 403 5520 Toll-free: 1 888 464 9999 Email: bob_tait@iamgold.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.